EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			23,053,689

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 23, 2006	1,008,548	923,579	23,977,268
February 2, 2006	125,000	110,348	24,087,616
May 10, 2006	120,864	63,310	24,150,926
June 7, 2006	275,000	115,842	24,266,768
August 30, 2006	1,549,332	175,931	24,442,699

Loss for the period	$2,612,471
Weighted average shares	24,442,699
Net Loss per share	$(0.11)